CONVOCATION NOTICE


                     for the General Meeting of Shareholders
                      of LION bioscience Aktiengesellschaft
                           with its seat in Heidelberg


          Security Identification Number (Wertpapier-Kenn-Nr.): 504350

                 We hereby invite all shareholders to attend the

                         GENERAL MEETING OF SHAREHOLDERS

                                 of the Company

 taking place at Kongre(beta)haus Stadthalle Heidelberg, Neckarstaden 24, 69117
                              Heidelberg, Germany

                    on Friday, 19th July, 2002 at 10:00 hours

                                     AGENDA
                                     ------
1. SUBMISSION OF THE ADOPTED ANNUAL FINANCIAL STATEMENTS, THE MANAGEMENT REPORT, THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS FOR THE GROUP OF COMPANIES (KONZERN), THE MANAGEMENT REPORT FOR THE GROUP OF COMPANIES AND THE SUPERVISORY BOARD'S REPORT, IN EACH CASE FOR THE FINANCIAL YEAR ENDING ON 31ST MARCH, 2002

As of the day of the convocation of the general meeting of shareholders, the aforementioned documents will be available to the shareholders of the Company for inspection at the offices of LION bioscience AG at Waldhofer Strasse 98, 69123 Heidelberg, Germany. Each shareholder, upon request, will be provided with a copy of said documents without delay and free of costs.

2. RESOLUTION ON THE FORMAL APPROVAL OF THE ACTS OF THE MEMBERS OF THE MANAGEMENT BOARD

The Management Board and the Supervisory Board propose discharge (Entlastung) be granted to the members of the Management Board for the financial year ending on 31st March, 2002.

3. RESOLUTION ON THE FORMAL APPROVAL OF THE ACTS OF THE MEMBERS OF THE SUPERVISORY BOARD

The Management Board and the Supervisory Board propose that discharge (Entlastung) be granted to the members of the Supervisory Board be formally approved for the financial year ending on 31st March, 2002.

4. APPOINTMENT OF THE AUDITOR AND A GROUP AUDITOR FOR THE FINANCIAL YEAR ENDING ON 31ST MARCH, 2003

The Supervisory Board proposes that the audit firm Ernst & Young, Deutsche Treuhand AG, Theodor Heuss Anlage 2, 68155 Mannheim, Germany, be appointed auditor of the financial statements and consolidated financial statements of the group of companies for the financial year ending on 31st March, 2003.

5. ELECTION OF A MEMBER OF THE SUPERVISORY BOARD

The Supervisory Board is composed of six members pursuant to Sections 96 (1), 101 (1) of the German Stock Corporation Act (Aktiengesetz; "AktG") and Section 8
(1) of the Articles of Association. The members of the Supervisory Board are elected by the general meeting of shareholders. The general meeting of shareholders is not bound by any election proposals.

The member of the Supervisory Board Mr. Lorenzo Giulini has resigned from his Supervisory Board seat with effect as of the end of the general meeting of the shareholders of 19th July, 2002 and will cease to hold office in the Company's Supervisory Board as of said date.

The Supervisory Board proposes that Jurgen Dormann, economist, resident of Konigstein/Taunus, be elected member of the Company's Supervisory Board to replace the retiring member of the Supervisory Board with effect as of the end of the general meeting of the shareholders of 19th July, 2002. The election shall be made for the remaining term of office of the retired member of the Supervisory Board, i.e. until the end of the general meeting of the shareholders which resolves on the discharge (Entlastung) for the fourth financial year following 19th November, 1998 (the commencement of the term of office), for that purpose not taking into account the financial year in which the term of office commenced.

Jurgen Dormann, who is proposed for election, is a member of the following statutorily prescribed supervisory boards or national and international control bodies, respectively, of business enterprises:

     o   Supervisory board of Aventis S.A., Schiltigheim, France

     o   Supervisory board of the Allianz AG, Munich

     o   Supervisory board of IBM Corp. Armonk, N.Y., USA

     o   Supervisory board ('Verwaltungsrat') of ABB Ltd., Zurich, Switzerland

6. RESOLUTION ON THE CHANGE OF THE REMUNERATION OF THE CHAIRMAN OF THE SUPERVISORY BOARD

For the Company it is of significant importance to win for participation in its Supervisory Board renowned representatives of such areas of business in which the Company sees its future main areas of business in order to be in a position to resort for the most significant business decisions to the necessary competence and know-how in this gremium. The former CEO and current chairman of the supervisory board of Aventis AG, Mr. Jurgen Dormann, has agreed to become a member of the Supervisory Board of LION bioscience AG. He has, together with his willingness to do so, expressed the wish to assume the role as the chairman of the Supervisory Board. The current chairman of the Supervisory Board, Dr. Thomas Schurrle, has expressed his willingness to step down from his current position as the chairman of the Supervisory Board upon the election of Mr. Jurgen Dormann.

The Articles of Association of LION bioscience AG provide under section 10(1) sentence 3 that the chairman of the Supervisory Board shall receive twice the amount of the remuneration stipulated for the other members of the Supervisory Board. The general meeting of the shareholders can, pursuant to section 10(1) sentence 4, resolve on a higher amount.

Management Board and Supervisory Board propose that the following resolution be adopted:

"Pursuant to section 10(1) sentence 4 and in derogation of section 10(1) sentence 3 of the Articles of Association the remuneration of the chairman of the Management Board shall be four times the amount of the Supervisory Board remuneration, i.e. a total of Euro 61,400.00."

7.RESOLUTION REGARDING THE AUTHORISATION OF THE MANAGEMENT BOARD TO ISSUE OPTION RIGHTS IN RESPECT OF SHARES IN LION BIOSCIENCE AG TO EMPLOYEES OF LION BIOSCIENCE AG AND EMPLOYEES OF ANY GROUP COMPANIES, THE CREATION OF A CORRESPONDING CONTINGENT CAPITAL (BEDINGTES KAPITAL) AND THE AMENDMENT OF
SECTION 4 OF THE ARTICLES OF ASSOCIATION

The Management Board and the Supervisory Board propose that the following resolution be adopted:

I.  Authorisation concerning the issue of option rights

     a. Subject to the consent of the Supervisory Board and as set out in further detail under lit. b), the Management Board is authorised to issue, until 31st December, 2006, up to 111,617 ordinary bearer shares in the form of individual share certificates (auf den Inhaber lautende Stammaktien als Stuckaktien - "shares") in LION bioscience AG. The option rights may exclusively be issued to employees of LION bioscience AG and employees of companies in which LION bioscience AG holds, directly or indirectly, a majority interest ("Group Companies"). The option rights may also be underwritten by a credit institution subject to the obligation to transfer said option rights at the instruction of LION bioscience AG to beneficiaries as contemplated under lit. b) (1) below.

         To the extent that option rights issued pursuant to lit. b) (9) below expire without having been exercised, the total number of option rights that may be issued will be increased.

         Shareholders' subscription rights are excluded.

b. The issue of the option rights is subject to the following terms and conditions:

         (1) BENEFICIARIES

         Option rights may exclusively be issued to employees of LION bioscience AG and employees of the Group Companies. LION bioscience AG's Management Board will determine the individual beneficiaries and the number of option rights to be offered to each of said beneficiaries.

         No option rights may be issued to members of LION bioscience AG's Management Board and to management members of Group Companies. The number of option rights that may be issued to all employees of LION bioscience AG and of Group Companies amounts to 111,617 option rights.

         Of the option rights that may be issued to employees of LION bioscience AG or of Group Companies, up to 55,809 option rights may be issued to employees of LION bioscience AG and up to 55,808 option rights may be issued to employees of Group Companies. If, due to any restructuring measures within the group (Konzern), including, in particular, any spin-off, partial transfer of business units or redeployment of employees, the number of employees of LION bioscience AG is reduced in favour of the number of employees of Group Companies, the allocation volume not yet utilised in respect of the employees of LION bioscience AG will be reduced in the sum percentage proportion as the reduction of the number of employees of LION bioscience AG, and the unutilised allocation volume available in respect of employees of Group Companies will be increased in the same numeral proportion. If, due to any restructuring measures within the group, including, in particular, any merger, partial transfer of business units or redeployment of employees, the number of employees of Group Companies is reduced in favour of the number of employees of LION bioscience AG, the allocation volume not yet utilised in respect of the employees of Group Companies will be reduced in the same percentage proportion as the reduction of the number of employees of Group Companies, and the unutilised allocation volume available in respect of employees of LION bioscience AG will be increased in the same numeral proportion.

         To the extent that option rights issued pursuant to (9) below expire without having been exercised and the aggregate number of option rights that may be issued pursuant to lit. a) above is increased, the allocation volume available in respect of the group of beneficiaries to which such expired option rights are allocable will be increased.

         (2) OPTION RIGHT

         Each option right entitles its holder to subscribe for one share in LION bioscience AG, subject to the provisions below. In this regard, each share option entitles its holder to subscribe for one share of LION bioscience AG in consideration of payment of the exercise price as determined in (6) below. The new shares participate in the profits as of the beginning of the financial year in which the option right is exercised.

         (3) ISSUE PERIODS

         The option rights may be issued in several tranches until 31st December, 2006. The option rights may only be issued after the registration of the contingent capital which serves to secure such option rights.

         The option rights may be issued to the beneficiaries, in each case, within 30 days after the day of the announcement of the results of the previous financial year or quarter.

         The date of issue ("issue date") is the day on which LION bioscience AG or any credit institution involved by LION bioscience AG in the implementation accepts the beneficiary's subscription notice (Zeichnungserklarung).

         (4) TERM/EXERCISE PERIODS

         The option rights have a term of eight years from their issue date. An option right may be exercised only until the expiry of its term ("exercise period").

         The option rights may be exercised for the first time only after the expiry of a waiting period. Such waiting period is, in respect of one third of the option rights granted to the beneficiary under any one tranche two years, three years in respect of one further third and four years in respect of the remaining third, all from the respective issue date.

         No option rights may be exercised during a period beginning two weeks before the end of a quarter and ending two days after the announcement of the results for such quarter, as well as during a period beginning two weeks before the end of a financial year and ending two days after the announcement of the results for such financial year ("blocking periods"). In addition, the exercise of option rights is excluded during the period commencing on the day (inclusive) on which LION bioscience AG submits an offer to its shareholders relating to the subscription for new shares or bonds carrying conversion or option rights in respect of shares in LION bioscience AG in a supra-regional stock exchange journal (Borsenpflichtblatt), and ending on the last day (inclusive) of the subscription period.

         (5) SUCCESS TARGET

         The option rights may be exercised only if the stock exchange price of the shares of LION bioscience AG has increased by at least 40% over the period commencing on the issue of the relevant option right ("initial value") until the exercise of the option right ("final value").

         In this context, the initial value is the average stock exchange price of the LION bioscience share quoted on the Frankfurt Stock Exchange during the 20 trading days prior to the issue date of the relevant option right, calculated on the basis of the arithmetic mean of the prices of the closing auction in the XETRA trading system (or any comparable successor system thereof).

         The final value is the average stock exchange price of the LION bioscience share quoted on the Frankfurt Stock Exchange during the 20 trading days prior to the exercise date of the relevant option right, calculated on the basis of the arithmetic mean of the prices of the closing auction in the XETRA trading system (or any comparable successor system thereof).

         (6) EXERCISE PRICE

         The exercise price for a new share in LION bioscience AG corresponds to the initial value determined in accordance with (5) above.

         The option terms may provide that if, during the term of the option rights, the share capital of LION bioscience AG is increased due to the issue of new shares combined with granting a subscription right to the shareholders in respect thereto, or bonds carrying conversion rights or option rights in respect of shares of LION bioscience AG are issued, the exercise price will be reduced in such proportion as the average price of the shareholders' subscription rights over all the days on which the option rights were traded on the Frankfurt Stock Exchange stands in relation to the share of LION bioscience AG price of the closing auction in the XETRA trading system (or any comparable successor system thereof) on the Frankfurt Stock Exchange on the last trading day prior to the deduction of the subscription value (Bezugsrechtsabschlag). Such adaptation will not be made if the holders of the option rights are granted a subscription right that is equivalent to the subscription right of the shareholders.

         In the event of a capital increase out of company funds by way of issuing new shares, the option terms may provide that the entitlement of the holders of option rights to subscribe for shares by exercising their option right is increased in the same proportion as the share capital; the exercise price is lowered in the same proportion. The same shall apply to the share splits mutatis mutandis. In the event that a capital increase is made out of company funds without issuing new shares, the subscription right and the exercise price shall remain unaffected. In the event of a capital reduction, the option terms may provide that the entitlement of the holders of option rights to subscribe for shares by exercising their option right may be decreased in the proportion of the capital reduction; the exercise price is increased in the same proportion. The same shall apply to share consolidations (Aktienzusammenlegungen) mutatis mutandis.

         The purchase price will in any event be the lowest issue price (geringster Ausgabebetrag) within the meaning of Section 9 (1) AktG.

         No fractional amounts of shares are granted in connection with the exercise of the option right.

         (7) TAXES

         All and any taxes falling due as a result of the granting and the exercise of option rights as well as the sale of shares subscribed for shall be borne by the beneficiaries.

         (8) NON-TRANSFERABILITY

         The option rights are non-transferable and may not be resold or encumbered. However, they may be transferred by succession (Vererbung) or testamentary gift (Vermachtnis).

         (9) FURTHER CONDITIONS OF EXERCISE

         An option right may generally only be exercised as long as the holder of the option right is an employee of LION bioscience AG or a Group Company and such employment has not been terminated.

         In derogation thereof, option rights for which the waiting period pursuant to (4) above has expired at the time of receipt of the notice of termination or in the event of any termination of employment not based on giving a notice of termination at the time of termination of employment, may be exercised by their holder, taking into account the blocking periods, within a grace period of three months after receipt of the notice of termination or in the event of any termination of employment not based on giving a notice of termination, the termination of employment. Unless previously exercised, these option rights will expire until the expiration of said grace period. Any option rights in respect of which the waiting period pursuant to (4) above has not yet expired at the time of receipt of the notice of termination or in the event of any termination of employment not based on giving a notice of termination at the time of termination of employment, shall expire at that time.

         In the event of death, the option rights shall pass to the heirs and legatees of the beneficiary. In such event, they may be exercised by the beneficiary's legal successors in compliance with the waiting period and the blocking periods, however no longer than within a period of two years after the event of death. Thereafter, the option rights shall expire. The same shall apply mutatis mutandis in the event of retirement, incapacity for work, as well as the relevant Group Company which conveys the status of being an employee ceasing to be a Group Company of LION bioscience AG.

         (10) AUTHORISATION TO DETERMINE FURTHER DETAILS

         Subject to the consent of the Supervisory Board, the Management Board is authorised to determine the further details of the option terms and the issue of and the rights attached to the option rights.

II. Creation of a new Contingent Capital III

The share capital of LION bioscience AG is contingently increased by up to EUR 111,617.00 by issuing up to 111,617 ordinary bearer shares in the form of individual share certificates (contingent capital III). Said contingent capital III will serve to secure option rights for shares in LION bioscience AG issued by LION bioscience until 31st December, 2006 by virtue of the authorisation granted by the general meeting of shareholders of 19th July, 2002. Said contingent capital increase will be implemented only to the extent that the holders of such option rights for shares issued by LION bioscience AG until 31st December, 2006 by virtue of the authorisation granted by the general meeting of shareholders of 19th July, 2002 actually exercise their option rights. Said shares will be issued at the issue price determined in accordance with section II lit. b (6). The new shares participate in the profits as of the beginning of the financial year in which the option right is exercised.

Section 4 of the Articles of Association is amended by adding a new paragraph
(7):

  "The share capital of LION bioscience AG shall be contingently increased by up to EUR 111,617.00 by issuing up to 111,617 ordinary bearer shares in the form of individual share certificates (contingent capital III). Said contingent capital increase shall be implemented only to the extent that the holders of such option rights actually exercise their option rights for shares issued by LION bioscience AG until 31st December, 2006 by virtue of the authorisation granted by the general meeting of shareholders of 19th July, 2002 actually exercise their option right. The new shares participate in the profits as of the beginning of the financial year in which the option right is exercised."

8. RESOLUTION ON THE CANCELLATION OF THE EXISTING AUTHORISED CAPITAL, THE CREATION OF A NEW AUTHORISED CAPITAL AND THE AMENDMENT OF SECTION 4 (4) OF THE ARTICLES OF ASSOCIATION

The Management Board and the Supervisory Board propose that the following resolution be adopted:

     a. The Management Board is authorised, subject to the consent of the Supervisory Board, to increase the share capital, until 1st July, 2007, once or several times, by issuing new ordinary bearer shares in the form of individual share certificates against contributions in cash or in kind, by up to an aggregate amount of no more than EUR 9,935,087.00 (authorised capital), thereby simultaneously cancelling the yet unutilised authorised capital. The Management Board, subject to the consent of the Supervisory Board, may exclude the shareholders' statutory subscription right

         - with respect to any fractional amounts;

         - with respect to the granting of shares against contributions in kind in connection with mergers or in connection with acquisitions of enterprises or interests in enterprises;

         - in the event of a capital increase against contributions in cash, whereby the aggregate portion of the share capital allocated to the new shares in respect of which a subscription right is excluded does not exceed EUR 1,900,000.00 and 10% of the registered share capital as at the time of the issue of the new shares, and the issue price, as at the time of the final determination of the issue price by the Management Board, does not materially (within the meaning of Sections 203 (1) and (2), 186 (3) sentence 4 AktG) fall below the stock exchange price of shares of the same share category (and having the same rights attached to them) already listed on a stock exchange.

         The Management Board is authorised, subject to the consent of the Supervisory Board, to determine the further details concerning the implementation of the capital increase out of authorised capital.

     b.  Section 4 of the Articles of Association is changed as follows:

         "The Management Board shall be authorised, subject to the consent of the Supervisory Board, to increase the share capital, until 1st July, 2007, once or several times, by issuing new individual share certificates against contributions in cash or in kind, by up to an aggregate amount of no more than EUR 9,935,087.00 (authorised capital). The Management Board, subject to the consent of the Supervisory Board, may exclude the shareholders' statutory subscription right

         - with respect to any fractional amounts;

         - with respect to the granting of shares against contributions in kind in connection with mergers or in connection with acquisitions of enterprises or interests in enterprises;

         - in the event of a capital increase against contributions in cash, whereby the aggregate portion of the share capital allocated to the new shares in respect of which a subscription right is excluded does not exceed EUR 1,900,000.00 and 10% of the registered share capital as at the time of the issue of the new shares, and the issue price, as at the time of the final determination of the issue price by the Management Board, does not materially (within the meaning of Sections 203 (1) and (2), 186 (3) sentence 4 AktG) fall below the stock exchange price of shares of the same share category (and having the same rights attached to them) already listed on a stock exchange.

         The Management Board shall be authorised, subject to the consent of the Supervisory Board, to determine the further details concerning the implementation of the capital increase out of authorised capital."

REPORTS

REPORT OF THE MANAGEMENT BOARD CONCERNING ITEM 7 OF THE AGENDA

Under Item 7 of the Agenda of the general meeting of shareholders of 19th July, 2002, the Management Board and the Supervisory Board propose that the Management Board be authorised, subject to the Supervisory Board's consent, to issue, until 31st December, 2006, option rights with respect to up to 111,617 ordinary bearer shares of LION bioscience AG in the form of individual share certificates. The option rights may be exclusively issued to employees of LION bioscience AG and employees of any companies in which LION bioscience AG holds a direct or indirect majority interest ("Group Companies"). The Management Board submits the following report for the purpose of substantiating and providing details in respect of the aforementioned resolution proposal, which report constitutes an integral part of the present convocation notice. It will also be available to the shareholders for inspection at the general meeting of shareholders and, as of the day of the convocation of the general meeting of shareholders, at the offices of the Company and will be sent to any shareholder upon request:

LION bioscience AG, being an internationally active biotechnology company, faces keener and keener competition with regard to the recruitment of qualified employees. In particular in the core markets of this sector, namely in the United States, stock option plans are a common, widely requested component of modern remuneration systems, and therefore an indispensable component of modern remuneration systems. In order to offer competitive and attractive framework conditions and incentives for its employees, LION bioscience AG has to be in a position to offer stock options as a remuneration component. The issue of option rights enables LION bioscience AG to offer attractive remuneration systems without thereby straining the liquidity of the Company as it would be the case in the event of corresponding fixed or variable pay components even or in the event of virtual option plans. The granting of option rights results in a special incentive for employees, the benchmark of which is the increase in the Company's value as reflected in the stock exchange price of the LION bioscience share. The issue of option rights in respect of LION bioscience shares thus helps to reconcile the interests of the eligible employees on the one hand and the Company's shareholders on the other hand.

For these reasons, the general meeting of shareholders of the Company, for the first time, authorised the Management Board on 13th March, 2000, subject to the Supervisory Board's consent, to establish one or several stock option plans under which plans, once or several times, until 31st December, 2004, option rights with respect to up to 177,000 no-par value non-voting bearer preference shares in the form of individual share certificates of LION bioscience AG could be issued to members of the Management Board and employees of LION bioscience AG and management members and employees of the Group Companies. By resolution of the general meeting of shareholders of 28th June, 2000, the authorisation was amended to the effect that the Management Board, subject to the Supervisory Board's consent, may grant options with respect to up to 1,239,000 ordinary bearer shares; said authorisation to issue options to members of the Management Board was granted solely to the Supervisory Board. A proportionate contingent capital was created. In exercising said authorisation, the Management Board and, to the extent that options were granted to members of the Management Board, the Supervisory Board granted share options with respect to up to 1,239,000 ordinary bearer shares. Thus, the authorisation dated 13th March, 2000 has been fully utilised. In view thereof, the general meeting of shareholders of the Company of 18th July, 2001 authorised the Management Board, subject to the Supervisory Board's consent, to establish one or several stock option plans under which plans, once or several times, until 31st December, 2005, option rights with respect to up to 636,400 no-par value ordinary bearer shares of LION bioscience AG in the form of individual share certificates could be issued to members of the Management Board and employees of LION bioscience AG and to management members and employees of the Group Companies and a proportionate contingent capital was created. In exercising said authorisation, the Management Board and, to the extent that options were granted to members of the Management Board, the Supervisory Board granted share options with respect to up to 593,000 ordinary bearer shares. Thus, the authorisation dated 18th July, 2001 has been utilised for the greater part.